April 11, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Filing Desk

Re:	Wachovia Mortgage Loan Trust, LLC
Amendment No. 2 to
Form S-3 Registration Statement
File No. 333-130771

Ladies and Gentlemen:

On behalf of Wachovia Mortgage Loan Trust, LLC, transmitted herewith through the EDGAR system for filing pursuant to the Securities Act of 1933, as amended, is the Amendment No. 2 to the Registration Statement on Form S-3, File No. 333-130771.

The registration fee of $107.00 with respect to the above-mentioned Form S-3 filing, has been transmitted to the Mellon Bank lockbox depository via wire transfer.

Should you have any further questions or require anything further in connection with this filing, please do not hesitate to contact me at (202) 339-8491.

Thank you for your attention to this matter.

Sincerely yours,

/s/ Michael J. McElroy

Michael J. McElroy

Enclosure